ASX RELEASE | April 8, 2021 | ASX:PLL; NASDAQ:PLL

PIEDMONT INCREASES LITHIUM RESOURCES BY 40%

•         Piedmont Lithium Project’s Global Mineral Resources increased to 39.2 Mt @ 1.09% Li2O

•         Exploration and infill drilling continues with five rigs operating on the Core property

•         The updated resource base will underpin the Scoping Study update targeted for May 2021

•         A further resource update will precede the DFS scheduled for September 2021 release

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce an updated Global Mineral Resource estimate (“MRE”) (Table 1) for the Company’s flagship Piedmont Lithium Project in North Carolina, USA which includes updated Mineral Resource estimates from the Core and Central properties and an initial Mineral Resource estimate from the Huffstetler property (Table 2).  The total MRE for the project is 39.2 Mt at 1.09% Li2O (Figure 1), with 55% of the MRE currently classified in the Indicated category.  The Mineral Resource estimate is reported in accordance with JORC Code (2012 Edition).

Table 1: Piedmont Lithium Global Mineral Resources Estimate (MRE)
Resource Category	Tonnes (Mt)	Grade (Li2O%)	Li2O (t)	LCE (t)
Indicated	21.6	1.12	241,000	597,000
Inferred	17.6	1.03	181,000	449,000
Total	39.2	1.09	422,000	1,046,000

Keith D. Phillips, President and Chief Executive Officer, commented: “Increasing the scale of our North Carolina mineral resource to 39.2 Mt at 1.09% Li2O establishes our asset as one of the largest spodumene resources in North America – and the only one in the United States. The expanded resource offers the potential for increased annual lithium production, something we will evaluate as we prepare our updated Scoping Study for release next month.  All this is coming together at an ideal time, as the public and private sectors dramatically increase their investment in the electrification of America. Given the scope and strategic location of our Piedmont Lithium Project, we believe we are ideally positioned to play a critical role in helping the United States build a clean energy economy and a U.S. based EV supply chain.”

For further information, contact:

Keith Phillips	Brian Risinger
President & CEO	VP – Corporate Communications
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com

This announcement has been authorized for release by the Company’s CEO, Mr. Keith Phillips.

Technical Discussion

Global Mineral Resources

The Global Mineral Resource estimate, reported in Table 1 includes updates for the Core and Central properties and an initial Mineral Resource estimate for the Huffstetler.  The details of the three MRE’s are summarized in Table 2. Central and Huffstetler properties are within one mile of the Core property along the trend of the Carolina Tin-Spodumene Belt (Figure 1).

Table 2: Piedmont Lithium Project Mineral Resources Estimate
	Core property		Central property		Huffstetler property		Total Piedmont
	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Li2O (kt)	LCE (t)
Indicated	19.08	1.10	2.47	1.30	-	-	21.55	1.12	241	597
Inferred	12.61	1.03	2.69	1.10	2.31	0.91	17.61	1.03	181	449
Total	31.69	1.07	5.16	1.20	2.31	0.91	39.16	1.09	422	1,046

Figure 1 – Piedmont Lithium Project Mineral Resource location map showing updated MRE and resource constraining shells

Core Property

This Mineral Resource estimate update has increased the Core property MRE by 26%, from 25.1 Mt @ 1.09% Li2O, reported in June 2019, to 31.69 Mt @ 1.07% Li2O.  The update incorporates the results of 57 diamond core holes and 18 rotary sonic drill holes totaling 8,339 meters (Appendix 1).  In addition to the increase in size, the resource classification has been upgraded for the east pit area, which is now approximately 75% Indicated (Figure 2).  The increase in MRE size has come from several areas with the most significant being in the east pit extension area where a new vertically oriented dike has been discovered (Figure 3).  The dike is hosted in metasediments, locally high grade, ranges up to 16m in true thickness and has been traced for 750 meters along strike. Over 95% of the Core Mineral Resource is within 150 m of the topography surface. A 3D isometric view of the east pit and east pit extension resource block model is shown in Figure 4.

Infill drilling continues at the Core property with the primary objective of converting areas within the MRE from Inferred to Indicated classification.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
Core Property
Mineral Resource
31.69 Mt @ 1.07% Li2O
N
North to South
20-SBD-006
20-SBD-007
20-SBD-008
20-SBD-009
20-SBD-010
20-SBD-011
21-BD-397
20-SBD-005
North to South
20-SBD-004
20-SBD-003
20-SBD-002
20-SBD-001
21-BD-394
North to South
20-SBD-012
20-SBD-013
20-BD-364
20-BD-370
20-BD-362
21-BD-383
21-BD-388
21-BD-377
21-BD-378
21-BD-386
20-BD-356
20-BD-358
21-BD-390
21-BD-374
20-BD-357
20-SBD-018
20-BD-366
20-BD-363
21-BD-379
20-BD-352
20-BD-354
20-BD-350
20-BD-349
20-BD-343
20-BD-342
20-SBD-017
20-SBD-016
20-BD-344
20-BD-345
20-BD-346
20-BD-348
20-BD-347
20-BD-340
20-BD-341
500 m
Piedmont boundary
Resource
Resource constraining shell
Drillholes
Drillholes assays pending
Drillholes with assays reported in this News Release
Planned infill holes

Figure 2 - Drillhole location map for the Core property

A
A′
20-BD-348
20-BD-347
200 m RL
100 m RL
Li₂O Grade (%)
<=0.40
0.41 - 0.69
0.70 - 0.99
1.00 - 1.29
>=1.30
100 m
A
A′

Figure 3 - Cross section showing grade distribution of a newly discovered pegmatite in the east portion of Core property

East Pit
East Pit
Extension
N
200 m
Li2O Grade (%)
<=0.40
0.4 - 0.69
0.7 - 0.99
1.00 - 1.29
>=1.30
Piedmont boundary

Figure 4 - Isometric view of the eastern portion of the Core property block model (looking northerly)

 Central Property

The updated Central Mineral Resource estimate of 5.16 Mt @ 1.20% Li2O reflects a 84% increase to the initial MRE reported in April 2019. The update incorporated the results of 18 new holes where results for the last six holes are reported in Appendix 1.  Results for the previous 30 holes have been reported in previous press releases. The Central property is located approximately 1 mile south of the Core property (Figure 1).

The majority of the resource is comprised of two sub parallel northeast trending spodumene bearing pegmatite dikes (Figure 5).  The western dike dips moderately to the southeast, whereas the eastern dike is more vertical in its orientation (Figure 6). Seventy-five percent of the Central Mineral Resource is within 150 m of the topography surface.  The Central mineralization, open along strike and down dip, is primarily confined by the property boundary. A 3D isometric view of the Central resource block model is shown in Figure 7.

Figure 5 - Drill hole location map for the Central property

A
A'
18-CT-001
18-CT-009
19-CT-020
19-CT-019
200 m RL
100 m RL
0 m RL
$Li_2O$ Grade (%)
<=0.40
0.41 - 0.69
0.70 - 0.99
1.00 - 1.29
>=1.30
100 m
A
A'

Figure 6 - Cross section of Central dikes showing the grade distribution

Figure 7 - Isometric view of the Central block model (looking southwest)

Huffstetler Property

The Huffstetler property is located less than 1 mile northeast of the Core property (Figure 1).  The initial resource for the Huffstetler property, 2.31 Mt @ 0.91% Li2O, is based on the results of 14 diamond drillholes totaling 2,151 meters (Appendix 1) The entire MRE is classified as Inferred (Figure 8).  Drilling identified a series of northwest dipping spodumene bearing pegmatites that range up to 18 m in thickness (Figure 9).  The mineralization, open along strike and up dip, is primarily confined by the property boundary. All of the Huffstetler Mineral Resource is within 150 m of the topography surface.

Figures 8 - Drillhole location map for the Huffstetler property

A
A'
20-HF-004
20-HF-005
200 m RL
100 m RL
Li2O Grade (%)
<=0.40
0.41 - 0.69
0.70 - 0.99
1.00 - 1.29
>=1.30
100 m
A
A'

Figure 9 - Cross section showing the grade distribution for the Huffstetler property

Summary of Resource Estimate and Reporting Criteria

This ASX announcement has been prepared in compliance with JORC Code (2012 Edition) and the ASX Listing Rules.  The Company has included in Appendix 2 the Table Checklist of Assessment and Reporting Criteria for the Piedmont Lithium Project as prescribed by the JORC Code (2012 Edition) and the ASX Listing Rules.

The following is a summary of the pertinent information used in the MRE with the full details provided in Table 1 included as Appendix 2: JORC Table 1.

Geology and Geological Interpretation

Regionally, the Carolina Tin-Spodumene belt extends for 40 kilometers along the litho tectonic boundary between the Inner Piedmont and Kings Mountain belts. The mineralized pegmatites are thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as lithium (Li) and tin (Sn). The dikes are considered to be unzoned.

On the property scale, spodumene pegmatites are hosted in a fine to medium grained, weakly to moderately foliated amphibolites and metasediments. The spodumene pegmatites range from fine grained (aplite) to very coarse-grained pegmatite with primary mineralogy consisting of spodumene, quartz, plagioclase, potassium-feldspar and muscovite.

Drilling and Sampling Techniques

Table 3 summarizes the new drilling incorporated in the MRE’s above.

Table 3. Drill Hole Summary for the Mineral Resource Estimate Update
Property	Drill Type	Number of Holes	Total Meters
Core	Diamond Core	57	8,050
Core	Rotary Sonic Core	18	289
Central	Diamond Core	18	2,722
Huffstetler	Diamond Core	14	2,151

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered. Drill core was recovered from surface.  Oriented core was collected on select drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. This data was highly beneficial in the interpretation of the pegmatite dikes.

The drill spacing is approximately 40 to 80 meters along strike and down dip.  This spacing is sufficient to establish continuity in geology and grade for this pegmatite system.  Drill collars were located with the differential global positioning system (DGPS) with the Trimble Geo 7 unit which resulted in accuracies <1 meter. All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.

Down hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approximately every 15 meters (50 feet) and recorded depth, azimuth, and inclination. All holes were geologically and geotechnically logged. All holes were photographed prior to sampling. Sampled zones were subsequently photographed a second time after the samples had been marked.

The core was cut in half with a diamond saw with one half submitted as the sample and the other half retained for reference. Standard sample intervals were a minimum of 0.35 m and a maximum of 1.5 m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts). A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%). Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals.

Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.

The Sonic drilling utilized a 4 inch core diameter core barrel that was ten feet in length.  All Sonic holes were vertically oriented.  The objective of the sonic drilling was to target shallow up dip extensions of pegmatites identified during diamond core drilling campaigns.  The sonic core vibrated from the core barrel into a ten foot long plastic sleeve which was delivered to the geologist.  The geologist marked and converted depths to meters.  Plastic sleeve was cut open and core recovery was measured and recorded.  The core was split in the field with a large knife or machete.  Geologic features were recorded and if pegmatite, the core was samples on 5 foot intervals.  All other aspects of the sampling, including QAQC were the same as the diamond core sampling details defined above.

Sample Analysis Method

Prior to 2020, all samples were shipped to the SGS laboratory in Lakefield, Ontario.  Beginning in 2020, all samples were shipped to the SGS laboratory in Garson, Ontario.  Prior to 2020, the preparation code was CRU21 (crush to 75% of sample <2 mm) and PUL45 (pulverize 250g to 85% <75 microns). The analyses code was GE ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li. The over-range method code for Li >5,000 ppm is GE ICP90A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 5% respectively.  In 2020, the preparation and analyses codes were changed to CRU 16, PUL 10 and GEICP92A50.

Resource Estimation Methodology

Lithological and structural features were defined based upon geological knowledge of the deposit derived from drill core logs and geological observations on surface. Wireframe models of 103 pegmatite bodies were created in Micromine® by joining polygon interpretations made on cross sections and level plans spaced at 40 meters. Weathering profiles representing the base of saprolite and overburden were modelled based upon drill hole geological logging. Modelling utilized a topographic digital terrain model (“DTM”) that incorporates LiDAR and photogrammetry data with high accuracy RTN-GPS survey control. The LiDAR data has an accuracy class of +/- 0.1 meters.

Rotated block models were constructed in Micromine® that encompass all modelled dikes using parent cell sizes of 6 m (E) by 12 to 18 m (N) by 6 to 18m (Z). The drill hole files were flagged by the pegmatite and weathering domains they intersected. Statistical analysis of the domained data was undertaken in SuperVisor®. Samples were regularized to 1 meter composite lengths and a review of high-grade outliers was undertaken. Regularized sample grades that fell within the pegmatite model were analyzed for directional dependence in order to develop parameters for Li2O grade interpolation by Ordinary Kriging. For each modelled pegmatite, regularized sample grades were interpolated into the corresponding pegmatite block model. Dry bulk density determinations collected from the Piedmont properties were statistically analyzed and appropriate values assigned to fresh and weathered pegmatite and waste rock.

Block grade interpolation was validated by means of swath plots, comparison of mean sample and block model Li2O grades and overlapping Li2O grade distribution charts for sample and block model data. Cross sections of the block model with drill hole data superimposed were also reviewed.

Classification Criteria

Resource classification parameters are based on the validity and robustness of input data and the estimator’s judgment with respect to the proximity of resource blocks to sample locations and confidence with respect to the geological continuity of the pegmatite interpretations and grade estimates.

All blocks captured in pegmatite dike interpretation wireframes below the topography surface are classified as Inferred. Indicated classification boundaries define regions of blocks that, overall, meet the following criteria: Within major pegmatite dikes that are informed by at least two drill holes and eight samples within a range of approximately 25 meters to the nearest drill hole in the along strike or strike and downdip directions.

No Measured category resources are estimated.

Cut-Off Grade, Mining and Metallurgical methods and parameters

The Mineral Resource Estimate is reported at a 0.4% Li2O cut-off grade, in line with cut off grades utilized at comparable deposits.  The depth, geometry, grade and metallurgical recovery of pegmatites at the Central property make them amenable to exploitation by open pit mining methods.  The Core resource model is constrained by a conceptual pit shell derived from a Whittle optimization using estimated block value and mining parameters appropriate for determining reasonable prospects of economic extraction. These include: maximum pit slope of 50° and strip ratio of 12, mining cost of US$2.25/t, spodumene concentration cost of US$20/t, a processing cost of US$2,616/t LiOH, a commodity price equivalent to US$ 12,910/t LiOH and with appropriate recovery and dilution factors.  Material falling outside of this shell is considered to not meet reasonable prospects for eventual economic extraction.

Conceptual shells for Central and Huffstetler resource models, developed using the above parameters, extended to the base of the resource models and beyond the modeled strike extent of the resource model where the deposits are open. Accordingly, the entire Central and Huffstetler resource models are considered to have reasonable prospects of eventual economic extraction.

Future Exploration

Currently, Piedmont has five drill rigs conducting infill and exploration drilling at the Core Property. Piedmont may conduct additional drilling on the Huffstetler and Central properties in 2021.  The results and the MRE’s reported in this press release will underpin the Scoping Study update targeted for May 2021.  A subsequent resource update is scheduled upon completion of the infill drilling, these will inform the Definitive Feasibility Study scheduled for September 2021.

About Piedmont Lithium

Piedmont Lithium (Nasdaq:PLL; ASX:PLL) is developing a world-class integrated lithium business in the United States, enabling the transition to a net zero world and the creation of a clean energy economy in America. Our location in the renowned Carolina Tin Spodumene Belt of North Carolina, the cradle of the lithium industry, positions us to be one of the world’s lowest cost producers of lithium hydroxide, and the most strategically located to serve the fast-growing US electric vehicle supply chain. The unique geographic proximity of our resources, production operations and prospective customers places us on the path to be among the most sustainable producers of lithium hydroxide in the world and should allow Piedmont to play a pivotal role in supporting America’s move to the electrification of transportation and energy storage.  For more information, visit www.piedmontlithium.com.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statement

The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this report that relates to Exploration Targets and Mineral Resources is based on, and fairly represents, information compiled or reviewed by Mr. Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of ‘Professional Geoscientists Ontario’ (PGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr. McGarry is a Principal Resource Geologist and full-time employee at McGarry Geoconsulting Corp. Mr. McGarry has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. McGarry consents to the inclusion in this report of the results of the matters based on his information in the form and context in which it appears.

Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Appendix 1- Drill Core Assay Data

Core Property

Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
20-BD-339	473801.6	3914821.2	259.9	302.0	-59.7	152.0		87.82	89.26	1.44	1.27
20-BD-340	473950.8	3914780.6	264.3	303.0	-60.2	149.0		No Significant Intercepts
20-BD-341	474119.5	3914727.8	265.6	304.0	-60.5	149.0		No Significant Intercepts
20-BD-342	473885.3	3914922.7	269.2	300.0	-56.0	149.0		54.12	57.72	3.60	0.76
20-BD-343	473957.8	3914935.3	274.5	303.0	-56.2	164.0		141.88	153.43	11.55	1.02
							including	144.14	151.32	7.18	1.52
20-BD-344	474083.8	3914878.0	274.9	302.0	-54.6	149.0		45.34	50.58	5.24	0.63
							and	75.08	79.46	4.38	0.79
							and	89.03	102.49	13.46	1.55
							including	89.03	93.80	4.77	1.72
20-BD-345	474057.4	3914899.5	274.2	303.0	-56.0	146.0		14.50	37.90	23.40	0.29
							including	33.63	37.00	3.37	1.02
20-BD-346	473978.1	3914881.8	272.7	117.0	-56.8	152.0		64.52	79.90	15.38	1.44
							including	69.84	76.14	6.30	2.33
20-BD-347	473941.1	3914807.6	264.7	119.0	-54.6	101.0		46.85	69.11	22.26	1.83
							including	61.10	67.00	5.90	2.41
							and	75.47	78.00	2.53	1.58
20-BD-348	473895.1	3914825.2	266.1	124.2	-54.7	152.0		21.90	23.80	1.90	0.75
							and	109.31	114.89	5.58	1.15
							and	119.12	124.77	5.65	1.76
20-BD-349	474087.8	3915095.1	272.5	103.4	-54.2	161.0		90.17	110.92	20.75	1.39
							including	90.70	98.00	7.30	1.52
20-BD-350	474048.7	3915105.7	269.9	103.8	-54.0	209.0		179.45	188.32	8.87	1.04
20-BD-351	474543.6	3915523.1	254.6	307.7	-54.6	201.0		84.57	89.66	5.09	1.31
20-BD-352	474045.9	3915149.8	268.0	296.7	-55.0	181.50		147.10	150.23	3.13	1.31
20-BD-353	474544.2	3915523.1	254.6	117.7	-55.8	161.0		80.26	85.23	4.97	1.21
							including	82.37	84.30	1.93	1.79
20-BD-354	474141.5	3915160.9	270.3	110.9	-54.2	148.0		100.02	106.39	6.37	0.90
							and	109.84	114.08	4.24	0.61
20-BD-355	474535.4	3915595.1	259.9	302.1	-55.0	191.0		66.57	68.38	2.81	0.70
							and	90.37	94.21	3.84	1.40
							and	96.21	97.88	1.67	1.56
							and	176.69	184.34	7.65	1.37
							including	177.35	180.10	2.75	2.87
20-BD-356	474415.1	3915494.7	264.2	305.0	-55.0	42.0		No Significant Intercepts
20-BD-357	474165.9	3915231.2	267.8	118.7	-55.2	157.0		70.33	72.91	2.58	1.02
							and	90.36	105.61	15.25	0.42
							including	90.36	93.00	2.64	1.19
							and	111.26	121.83	10.57	0.97
							including	114.00	118.00	4.00	1.62
							and	135.55	138.48	2.93	0.59

Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
							and	147.33	148.72	1.39	1.26
20-BD-358	474419.1	3915491.3	263.9	307.1	-54.2	199.50		158.62	161.39	2.77	0.64
							and	173.52	177.31	3.79	1.75
20-BD-359	474192.3	3915213.1	269.4	118.3	-54.5	152.0		13.50	40.78	27.28	0.86
							including	16.50	39.00	22.50	1.02
							and	131.50	134.67	3.17	0.60
20-BD-360	474234.6	3915866.8	253.2	299.8	-55.0	119.0		51.66	57.90	6.24	1.00
							including	53.07	56.00	2.93	1.57
							and	104.36	112.48	8.12	1.21
							including	105.60	108.71	3.11	1.76
20-BD-361*	474559.2	3915695.8	260.4	300.4	-55.5	171.0		48.58	55.02	6.44	1.48
							including	50.00	53.00	3.00	2.16
20-BD-362*	474298.8	3915827.2	256.2	298.7	-57.5	161.0		87.68	89.47	1.79	1.16
							and	98.17	109.28	11.11	1.41
							and	120.80	125.29	4.49	0.62
20-BD-363	474304.1	3915243.5	269.1	298.5	-54.3	149.0		76.79	98.66	21.87	0.68
							including	76.79	85.00	8.21	1.00
20-BD-364*	474351.3	3915893.9	262.3	296.1	-56.7	226.0		43.92	53.29	9.37	1.48
							and	58.55	60.18	1.63	0.73
							and	62.69	63.75	1.06	0.85
							and	132.10	135.29	3.19	1.06
							and	145.40	149.05	3.65	0.61
							and	160.59	164.46	3.87	1.47
20-BD-365*	474289.0	3915789.9	259.7	288.8	-52.4	200.0		11.15	21.00	9.85	0.63
							and	97.54	100.54	3.00	1.16
							and	120.74	138.45	17.71	1.16
							including	120.74	128.43	7.69	1.93
20-BD-366	474285.3	3915254.4	268.3	295.5	-55.0	140.0		67.00	80.14	13.14	1.13
							including	74.00	77.57	3.57	2.27
20-BD-367*	474367.6	3915936.0	262.8	298.0	-54.1	198.50		46.00	49.05	3.05	0.96
							and	108.81	110.87	2.06	1.44
							and	116.28	119.11	2.83	0.76
20-BD-368*	474207.1	3915881.0	251.6	296.9	-55.4	104.0		11.21	12.43	1.22	1.04
							and	27.09	33.02	5.93	1.57
							and	85.81	89.97	4.16	1.50
							and	92.80	94.78	1.98	0.95
20-BD-369	474264.5	3915226.2	269.7	297.5	-54.2	96.50		73.00	85.91	12.91	1.09
							including	79.91	84.89	4.98	1.66
20-BD-370*	474327.3	3915855.2	259.1	304.5	-61.1	170.0		41.82	44.12	2.30	1.21
							and	48.97	56.42	7.45	1.51
							and	104.00	106.46	2.46	0.90
							and	131.85	135.10	3.25	0.94
							and	137.16	139.84	2.68	1.28

Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
							and	149.47	150.86	1.39	1.64
							and	155.26	158.58	3.32	0.72
20-BD-371	474289.9	3915206.8	271.6	297.7	-55.8	122.0		95.89	114.22	18.33	0.64
							including	98.00	103.43	5.43	1.44
20-BD-372*	474429.1	3915850.8	262.9	299.3	-54.0	208.50		43.56	51.53	7.97	0.96
							including	43.56	47.49	3.93	1.45
							and	119.74	121.31	1.57	0.71
							and	135.90	137.39	1.49	0.75
							and	155.00	157.30	2.30	1.66
							and	196.27	203.37	7.10	0.90
							including	198.28	201.38	3.10	1.43
20-BD-373*	474392.9	3915825.7	260.9	300.2	-63.3	124.50		30.75	37.92	7.17	1.25
							and	68.70	71.40	2.70	0.89
							and	105.47	106.53	1.06	1.64
							and	111.84	114.79	2.95	1.08
							and	119.75	120.75	1.00	1.22
21-BD-374	474303.0	3915298.3	266.9	290.7	-54.6	111.0		82.47	97.37	14.90	0.46
21-BD-375*	474220.9	3915828.5	256.0	299.5	-59.9	110.0		72.28	77.08	4.80	1.22
							and	97.79	107.00	9.21	1.10
							including	97.79	101.72	3.93	1.63
21-BD-376*	474377.7	3915790.2	260.2	295.5	-53.7	223.50		37.95	46.60	8.65	1.49
							including	37.95	43.00	5.05	1.95
							and	111.65	118.72	7.07	1.21
							and	140.79	142.50	1.71	1.20
							and	204.43	218.61	14.18	0.39
21-BD-377*	473935.8	3915664.4	234.2	0.0	-90.0	55.43		No Significant Intercepts
21-BD-378*	474520.5	3915756.8	262.0	296.4	-58.6	122.0		31.90	38.86	6.96	1.24
							including	35.79	38.86	3.07	1.73
							and	82.35	83.86	1.51	1.23
							and	87.02	93.50	6.48	1.27
21-BD-379	474348.9	3915215.8	271.1	295.5	-56.5	167.0		No Significant Intercepts
21-BD-380*	474441.4	3915821.9	263.0	298.6	-53.6	166.0		39.95	43.50	3.55	1.43
							and	53.74	54.80	1.06	0.88
							and	97.77	99.47	1.70	1.24
							and	133.85	135.04	1.19	1.23
							and	139.38	142.80	3.42	1.01
							and	148.71	150.35	1.64	0.74
21-BD-381*	474481.7	3915689.2	263.0	298.4	-55.4	131.0		64.70	68.38	3.68	1.33
							and	94.30	104.65	10.35	1.22
							including	97.00	101.00	4.00	2.24
21-BD-382*	474458.8	3915656.0	263.7	301.5	-55.6	116.0		74.17	80.00	5.83	1.10
							and	95.82	100.15	4.33	1.38
							and	100.71	106.02	5.31	0.84

Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
21-BD-383*	474044.3	3915894.9	230.5	0.0	-90.0	34.27		No Significant Intercepts
21-BD-384*	474439.9	3915891.9	263.1	299.4	-58.3	133.50		27.95	30.00	2.05	0.71
							and	39.31	46.20	6.89	1.26
							and	124.11	125.36	1.25	1.44
21-BD-385	474249.2	3915226.7	270.0	293.4	-52.1	151.0		62.14	82.45	20.31	1.18
							including	64.00	69.39	5.39	1.61
21-BD-386*	473941.5	3915435.5	256.9	300.5	-48.6	95.0		74.82	84.52	9.70	1.34
							including	74.82	79.00	4.18	1.82
21-BD-387*	474405.0	3915995.8	255.4	296.2	-59.4	133.50		41.35	46.08	4.73	0.80
							and	91.66	100.50	8.84	1.06
21-BD-388*	474698.4	3916037.2	255.5	324.9	-56.0	65.0		41.08	44.89	3.81	0.63
21-BD-389	474168.8	3915190.1	270.0	109.3	-54.9	124.0		59.00	66.87	7.87	1.23
							and	84.08	99.87	15.79	1.05
							including	91.70	96.00	4.30	1.89
							and	103.15	109.51	6.36	0.63
21-BD-390*	473976.2	3915366.5	259.9	299.1	-54.7	211.0		46.92	53.83	6.91	1.40
							including	49.04	52.28	3.24	2.00
							and	62.27	63.50	1.23	0.92
							and	146.47	150.24	3.77	1.24
							and	152.76	155.93	3.17	1.29
							and	185.51	187.96	2.45	1.27
21-BD-391*	474428.4	3915939.8	260.3	0.0	-90.0	41.0		27.96	33.65	5.69	0.60
21-BD-392*	474627.3	3915999.7	255.7	327.0	-51.6	41.0		Assays Pending
21-BD-393*	474435.3	3915712.7	262.3	292.7	-55.5	115.50		18.20	26.82	8.62	0.60
							and	47.14	53.05	5.91	1.30
							and	58.27	65.92	7.65	1.42
							and	85.09	87.85	2.76	1.64
21-BD-394*	474627.4	3915996.7	255.7	279.5	-50.8	47.0		7.82	9.45	1.63	1.45
							and	17.41	24.90	7.49	1.08
21-BD-395	474490.0	3916066.7	251.3	297.3	-53.6	125.0		86.95	94.12	7.17	0.40
							including	90.00	92.00	2.00	1.11
21-BD-396*	474374.5	3915699.2	263.1	298.9	-54.5	166.50		Assays Pending
21-BD-397*	474490.9	3916066.3	251.4	201.2	-87.7	116.0		No Significant Intercepts

*Drillhole used for resource definition. All other drillholes are used for exploration.
20-SBD-001	474645.2	3916020.4	255.6	0.0	-90.0	9.14		No Significant Intercepts
20-SBD-002	474619.9	3916029.8	255.6	0.0	-90.0	5.49		2.44	4.57	2.13	1.13
20-SBD-003	474595.8	3916038.2	254.6	0.0	-90.0	7.31		No Significant Intercepts
20-SBD-004	474572.2	3916043.1	253.7	0.0	-90.0	10.97		No Significant Intercepts
20-SBD-005	474482.6	3916059.6	251.4	0.0	-90.0	14.63		No Significant Intercepts
20-SBD-006	474514.6	3916028.3	254.9	0.0	-90.0	17.68		No Significant Intercepts
20-SBD-007	474529.6	3916013.7	255.2	0.0	-90.0	16.46		No Significant Intercepts
20-SBD-008	474547.1	3916001.4	255.6	0.0	-90.0	21.34		No Significant Intercepts

Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
20-SBD-009	474563.5	3915988.6	256.6	0.0	-90.0	16.15		No Significant Intercepts
20-SBD-010	474578.6	3915975.7	257.5	0.0	-90.0	19.51		No Significant Intercepts
20-SBD-011	474585.7	3915969.3	257.2	0.0	-90.0	18.89		No Significant Intercepts
20-SBD-012	474607.5	3916011.5	255.9	0.0	-90.0	12.19		No Significant Intercepts
20-SBD-013	474590.5	3915991.3	256.7	0.0	-90.0	10.36		2.14	5.49	3.35	0.42
20-SBD-014	474496.3	3915908.7	262.5	0.0	-90.0	26.82		No Significant Intercepts
20-SBD-015	474499.1	3915887.3	262.1	0.0	-90.0	23.77		3.05	5.79	2.74	0.73
							and	17.68	20.73	3.05	0.86
20-SBD-016	474025.6	3914891.1	272.8	0.0	-90.0	11.28		No Significant Intercepts
20-SBD-017	474044.8	3914903.1	273.7	0.0	-90.0	26.52		23.77	26.52	2.74	0.60
20-SBD-018	474182.8	3915217.7	269.0	0.0	-90.0	20.12		14.94	20.12	5.18	1.00

SBD indicates Rotary Sonic drillholes

Central Property

Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
20-CT-031	473233.6	3913448.5	279.1	113.0	-68.0	200.0		72.80	74.73	1.93	1.49
							and	146.63	155.90	9.27	0.32
							including	151.00	154.00	3.00	0.90
20-CT-032	473268.5	3913293.5	285.6	309.0	-67.0	104.0		No Significant Intercepts
20-CT-033	473269.4	3913293.8	284.3	309.0	-75.0	30.0		3.00	14.45	11.45	0.73
20-CT-034	473232.5	3913603.9	272.3	312.0	-54.0	160.0		69.07	82.95	13.88	1.00
							including	69.07	77.30	8.23	1.45
20-CT-035	473252.6	3913114.1	291.2	325.0	-53.0	125.0		64.14	75.84	11.7	1.36
							and	86.00	87.66	1.66	1.22
							and	88.93	104.80	15.87	0.90
							including	93.87	104.80	10.93	1.28
20-CT-036	473251.2	3913536.5	276.1	99.0	-67.5	269.0		87.20	89.91	2.71	1.14
							and	100.90	104.90	4.00	1.33
							and	213.59	229.50	15.91	1.76
							including	219.00	227.00	8.00	2.15
							and	234.47	241.80	7.33	1.55
							and	246.50	249.00	2.50	0.49

*D*Denotes resource infill drill holes.  All other drill holes are exploration drill holes notes resource infill drill holes.  All other drill holes are exploration drill holes.

Huffstetler Property

Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
20-HF-001	476169.7	3917325.6	240.1	354.0	-53.7	152.0		No Significant Intercepts
20-HF-002	476227.2	3917363.4	249.0	345.0	-53.0	170.0		104.23	110.44	6.21	0.92
							and	129.61	145.27	15.66	0.80
							including	132.00	137.27	5.27	1.65
20-HF-003	476000.4	3917336.6	225.2	335.0	-53.0	103.0		No Significant Intercepts
20-HF-004	475973.5	3917258.3	230.8	149.0	-54.6	176.0		26.62	33.33	6.71	0.86
							including	27.37	30.00	2.63	1.84
							and	88.60	105.55	16.95	0.67
							including	90.79	97.39	6.60	1.24
							and	133.49	139.00	5.51	0.87
20-HF-005	475991.3	3917229.1	233.8	155.0	-53.0	129.0		12.10	26.09	13.99	0.94
							and	68.37	86.87	18.50	1.04
							including	74.44	82.63	8.19	1.71
							and	108.00	114.85	6.85	0.89
20-HF-006	476030.9	3917281.9	231.9	147.0	-54.8	137.50		22.75	28.10	5.35	0.60
							and	70.03	86.70	16.67	1.41
							including	80.37	85.64	5.27	2.40
							and	121.09	134.59	13.50	0.79
							including	127.92	131.36	3.44	1.51
20-HF-007	476017.4	3917302.6	229.6	139.8	-65.2	189.0		29.28	37.50	8.22	0.91
							including	34.00	36.77	2.77	1.77
							and	90.74	108.00	17.26	0.56
20-HF-008	476053.8	3917418.2	226.0	142.1	-55.3	176.0		18.36	22.14	3.78	0.85
							and	105.88	111.26	5.38	0.91
							including	106.79	108.45	1.66	2.39
20-HF-009	476115.9	3917480.6	223.9	137.4	-55.8	146.0		39.39	40.70	1.31	1.54
							and	47.00	50.26	3.26	0.88
							and	104.89	107.90	3.01	1.84
20-HF-010	476077.9	3917380.5	235.2	136.2	-53.6	167.0		85.00	92.59	7.59	0.79
							including	85.00	89.00	4.00	1.13
20-HF-011	476185.2	3917459.8	236.3	151.4	-55.3	152.0		20.23	22.24	2.01	1.87
							and	33.30	35.19	1.89	1.29
							and	98.80	101.80	3.00	1.32
20-HF-012	475937.2	3917174.7	232.3	149.9	-59.9	128.0		15.35	18.20	2.85	0.92
							and	22.04	23.70	1.66	1.03
20-HF-013	475873.7	3917126.7	233.3	154.4	-62.2	137.0		22.89	25.31	2.42	1.46
20-HF-014	475990.9	3917318.8	225.0	146.3	-80.4	188.0		38.18	46.73	8.55	0.94
							including	39.00	42.00	3.00	1.44

 Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria

Section 1 Sampling Techniques and Data

Criteria	JORC Code explanation	Commentary
Sampling techniques

>  Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.

>  Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.

>  Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

All drill results reported are from diamond core samples or rotary sonic drill core. The core was split at an orientation not influenced by the distribution of mineralization within the drill core (i.e. bisecting mineralized veins or cut perpendicular to a fabric in the rock that is independent of mineralization, such as foliation). Diamond and Rotary Sonic drilling provided continuous core which allowed continuous sampling of mineralized zones.  The core sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core (except in saprolitic areas of poor recovery where sample intervals may exceed 1.5m in length).  Sampling took into account lithological boundaries (i.e. sample was to, and not across, major contacts).

Standards and blanks were inserted into the sample stream to assess the accuracy, precision and methodology of the external laboratories used. In addition, field duplicate samples were inserted to assess the variability of the mineralisation., The laboratories undertake their own duplicate sampling as part of their internal QA/QC processes. Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Drilling techniques

>  Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.

Rotary Sonic core was only drilled in the saprolitic zones.  Drill core was recovered from surface.  Holes were terminated in the saprolitic zone or once unoxidized rock was encountered

Oriented core was collected on selected drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Drill sample recovery

>  Method of recording and assessing core and chip sample recoveries and results assessed.

>  Measures taken to maximise sample recovery and ensure representative nature of the samples.

>  Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The diamond core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:

1.         Re-aligning the broken core in its original position as closely as possible.

2.        The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimetre.

3.        The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.

4.        The core was photographed again immediately before sampling with the sample numbers visible.

For the Sonic core, recovery, geologic logging and sampling was conducted at the drill site by a Piedmont geologist.

Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The diamond drill holes were designed to intersect the targeted pegmatite below the oxidized zone where the sonic drilling was targeting pegmatites in the saprolitic zone.

Criteria	JORC Code explanation	Commentary
Logging

>  Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.

>  Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.

>  The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.

Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.

The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.

All the core from the form the 107 holes reported was logged.

Sub-sampling techniques and sample preparation

>  If core, whether cut or sawn and whether quarter, half or all core taken.

>  If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.

>  For all sample types, the nature, quality and appropriateness of the sample preparation technique.

>  Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.

>  Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.

>  Whether sample sizes are appropriate to the grain size of the material being sampled.

Diamond core was cut in half with a diamond saw.  Sonic Core was split with a large knife or machete.

Standard sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts).

Prior to 2020, the preparation code is CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns), in 2020 the code was changed to CRU16.

A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).

Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals

Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.

Quality of assay data and laboratory tests

>  The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.

>  For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.

>  Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

All samples were shipped to the SGS laboratory in Lakefield, Ontario o Garson, Ontario

Prior to 2020, the preparation code is CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns), in 2020 the code was changed to CRU16 and PUL10, respectively.

Prior to 2020, the analyses code was GE ICP91A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 50,000 (5%) ppm respectively.  In 2020, the code was changed to GE ICP92A50.Accuracy monitoring was achieved through submission and monitoring of certified reference materials (CRMs).

Sample numbering and the inclusion of CRMs was the responsibility of the project geologist submitting the samples. A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).

The CRMs used for this program were supplied by Geostats Pty Ltd of Perth, Western Australia.  Details of the CRMs are provided below. A sequence of these CRMs covering a range in Li values and, including blanks, were submitted to the laboratory along with all dispatched samples so as to ensure each run of 100 samples contains the full range of control materials. The CRMs were submitted as “blind” control samples not identifiable by the laboratory.

Details of CRMs used in the drill program (all values ppm):

		CRM	Manufacturer	Lithium	1 Std Dev
		GTA-02	Geostats	1814	50
		GTA-04	Geostats	9550	246
		GTA-08	Geostats	1102	50
		GTA-09	Geostats	4837	174

Criteria	JORC Code explanation	Commentary

Sampling precision was monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples were consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals. Random sampling precision was monitored by splitting samples at the sample crushing stage (coarse crush duplicate) and at the final sub-sampling stage for analysis (pulp duplicates).  The coarse, jaw-crushed, reject material was split into two preparation duplicates, sometimes referred to as second cuts, crusher or preparation duplicates, which were then pulverized and analysed separately. These duplicate samples were selected randomly by the laboratory. Analytical precision was also monitored using pulp duplicates, sometimes referred to as replicates or repeats. Data from all three types of duplicate analyses was used to constrain sampling variance at different stages of the sampling and preparation process.

Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Verification of sampling and assaying

>  The verification of significant intersections by either independent or alternative company personnel.

>  The use of twinned holes.

>  Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.

>  Discuss any adjustment to assay data.

Multiple representatives of Piedmont Lithium, Inc. have inspected and verified the results.

CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site, facilities and reviewed core logging and sampling workflow as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

No holes were twinned.

Three-meter rods or 10 foot core barrels were used. Li% was converted to Li2O by multiplying Li% by 2.153.

Location of data points

>  Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.

>  Specification of the grid system used.

>  Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.

All drill hole collar coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.

Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters and recorded depth, azimuth, and inclination.  I n 2020, Piedmont conducted a LIDAR survey for the project area

Data spacing and distribution

>  Data spacing for reporting of Exploration Results.

>  Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.

>  Whether sample compositing has been applied.

For selected areas, the drill spacing is approximately 40 to 80 m along strike and down dip.  This spacing is sufficient to establish continuity in geology and grade for this pegmatite system.

Composite samples are reported in Li2O%, this is calculated by multiplying drill length by Li2O for each sample; then the weighted averages for multiple samples are totaled and divided by the total drill length for the selected samples

Orientation of data in relation to geological structure

>  Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.

>  If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

The drill holes were designed and oriented with inclinations ranging from -52.4 to -85.8 degrees, to best intersect the pegmatite bodies as close to perpendicularly as possible.

Assay results in Appendix 1 are drill lengths and not true thicknesses.

All results reported for rock chip samples are from surface outcrop, sub-crop and float blocks.  The reported samples are considered as grab samples and do not represent a continuous sample over any width or length of the mineralized system.

Sample security	> The measures taken to ensure sample security.

Drill core samples and rock chip samples were shipped directly from the core shack by the project geologist in sealed rice bags or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each bag was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt

Criteria	JORC Code explanation	Commentary
Audits or reviews	> The results of any audits or reviews of sampling techniques and data.

CSA Global developed a “Standard Operating Procedures” manual in preparation for the drilling program.

CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site and facilities as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

Section 2 Reporting of Exploration Results

Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status

>  Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.

>  The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 2,105 acres of surface property and the associated mineral rights from the local landowners.

There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	> Acknowledgment and appraisal of exploration by other parties.

The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	> Deposit type, geological setting and style of mineralisation.

Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Drill hole Information

>  A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:

>  easting and northing of the drill hole collar

>  elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar

>  dip and azimuth of the hole

>  down hole length and interception depth

>  hole length.

>  If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.

Details of all reported drill holes are provided in Appendix 1 of this report.

Criteria	JORC Code explanation	Commentary
Data aggregation methods

>  In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.

>  Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.

>  The assumptions used for any reporting of metal equivalent values should be clearly stated.

All drill hole intercepts reported are for down hole thickness not true thickness.

Weighted averaging was used in preparing the intercepts reported.

The drill intercepts were calculated by adding the weighted value (drill length x assay) for each sample across the entire pegmatite divided by the total drill thickness of the pegmatite. For each mineralized pegmatite, all assays were used in the composite calculations with no upper or lower cut-offs. Mineralized pegmatite is defined as spodumene bearing pegmatite.

Intercepts were reported for entire pegmatites, taking into account lithological boundaries (i.e. sample to, and not across, major contacts), with additional high-grade sub intervals reported from the same pegmatite. In the case where thin wall rock intervals were included, a value of 0% Li2O was inserted for the assay value, thus giving that individual sample a weighted value of 0% Li2O.

Cumulative thicknesses are reported for select drill holes. These cumulative thicknesses do not represent continuous mineralized intercepts. The cumulative thickness for a drill hole is calculated by adding the drill widths of two or more mineralized pegmatites encountered in the drill hole, all other intervals are omitted from the calculation.

Li% was converted to Li2O% by multiplying Li% by 2.153.

Relationship between mineralisation widths and intercept lengths

>  These relationships are particularly important in the reporting of Exploration Results.

>  If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.

>  If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).

Drill intercepts are reported as Li2O% over the drill length, not true thickness.  The pegmatites targeted strike northeast-southwest and dip moderately to the southeast or have a near vertical orientation .  The holes were drilled to the northwest and southeast with inclinations ranging between -52.4 and -85.8.

Diagrams

>  Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.

Appropriate diagrams, including a drill plan map and cross-section, are included in the main body of this report.
Balanced reporting

>  Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.

All of the relevant exploration data for the Exploration Results available at this time has been provided in this report.
Other substantive exploration data

>  Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.

Soil sampling and walking magnetometer geophysical surveys have been completed on the Core and Central property as well as other regional properties
Further work

>  The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).

>  Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

Piedmont may conduct additional drilling in 2021 at Central Property. Infill drilling is underway at the Core Property with results informing a DFS to be reported later in 2021.

Section 3 Estimation and Reporting of Mineral Resources

Criteria	JORC Code explanation	Commentary
Database integrity	> Measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes.

Geological and geotechnical observations are recorded digitally using the Geospark® Database System directly into a central relational database using standardized logging codes developed for the project. To minimize risk of transcription errors sample data and analytical results are imported directly into the central database from the independent laboratory.

> Data validation procedures used.

An extract of the Core database was validated by the Competent Person for internal integrity via Micromine ® validation functions. This includes logical integrity checks of drill hole deviation rates, presence of data beyond the hole depth maximum, and overlapping from-to errors within interval data. Visual validation checks were also made for obviously spurious collar co-ordinates or downhole survey values.

Site visits	> Comment on any site visits undertaken by the Competent Person and the outcome of those visits.

The Competent Person; Leon McGarry P.Geo, has undertaken multiple personal inspections of the Piedmont Properties during 2017, 2018 and 2019 to review exploration sites, drill core and work practices. The site geology, sample collection, and logging data collection procedures were examined. A semi-random selection of drill collar locations at the Core, Central and Sunnyside properties was verified by the collection of independent check samples from drill core and outcrop from the Core Property. In addition to spodumene, the presence of by-product minerals: quartz, feldspar (albite and K-spar) and muscovite mineralization were verified by the inspection of drill core and outcrop.

Travel to the site was curtailed during 2020 and 2021 due to the impact of the COVID-19 pandemic. The Competent Person monitored exploration at the property completed during this period through remote review of core photography and exploration activities by regular video conferencing with the exploration team.

The outcome of site visits and subsequent remote review was the determination that data has been collected in a manner that supports reporting a Mineral Resource Estimate (MRE) for the Core, Central and Huffstetler properties in accordance with the JORC Code, and controls to the mineralization are well-understood.

	> If no site visits have been undertaken indicate why this is the case.	Site visits have been conducted.
Geological interpretation	> Confidence in (or conversely, the uncertainty of) the geological interpretation of the mineral deposit.

Geological models developed for the Core, Central and Huffstetler deposits are based on the lithological logging of visually distinct pegmatite spodumene-bearing pegmatites within amphibolite-biotite schist and metasedimentary host facies. Deposit geology is well understood based on surface pegmatite outcrops and extensive drilling at spacings sufficient to provide multiple points of observation for modeled geological features. Thicker units show good continuity between points of observation and allow a higher level of confidence for volume and mineralization interpretations. Whereas, the grade and thickness of thinner or weathered or altered units tend to be more discontinuous and interpretations have more uncertainty.

> Nature of the data used and of any assumptions made.

Input data used for geological modeling are derived from qualitative interpretation of observed lithology and alteration features; semi-quantitative interpretation of mineral composition and the orientation of structural features; and quantitative determinations of the geochemical composition of samples returned from core drilling.

> The effect, if any, of alternative interpretations on Mineral Resource estimation.

Geological models developed for the Core, Central and Huffstetler deposits are underpinned by a good understanding of the deposit geology at the Piedmont properties. Based on input drillhole data, including orientated core measurements, and surface mapping, pegmatite dikes were modeled as variably orientated vertical to sub-horizontal sheets. Where drill data is sparse (i.e. at 80 m spacings) alternative interpretations, of the continuity of individual pegmatites between holes could be made. Alternate interpretations would adjust tonnage estimates locally but would not likely yield a more geologically reasonable result, or impact tonnage and grade estimates beyond an amount congruent with assigned confidence classifications.

> The use of geology in guiding and controlling Mineral Resource estimation.

The model developed for mineralization is guided by observed geological features and is principally controlled by the interpreted presence or absence of spodumene-bearing pegmatite. Estimated deposit densities are controlled by interpreted

Criteria	JORC Code explanation	Commentary
>

weathering surfaces. Above the saprolite surface, and in outcrop, spodumene-bearing pegmatites have variable Li2O and mineral composition grade populations, sufficiently similar to fresh rock, allowing Li2O and mineral composition grade estimates not to be controlled by interpreted weathering surfaces.

> The factors affecting continuity both of grade and geology.

Geological continuity is controlled by the preference for fractionated pegmatitic fluids to follow preferential structural pathways within the amphibolite-facies host rocks. Grade continuity within the pegmatite is controlled by pegmatite thickness, degree of fluid fractionation and the intensity of spodumene alteration to muscovite and amount of weathering. At the Core Property, modeled continuity is impacted by post-mineralization diabase intrusions and fault offsets in areas of limited extent. Modeled pegmatite extent is limited to within the Core, Central and Huffstetler property permit boundaries.

Dimensions	> The extent and variability of the Mineral Resource expressed as length (along strike or otherwise), plan width, and depth below surface to the upper and lower limits of the Mineral Resource.

Spodumene-bearing pegmatites on the Core Property are assigned to three major corridors. Corridors extend over a strike length of up to 1.7 km and commonly have a set of thicker dikes of 10–20 m true thickness at their core. These major dikes strike northeast and dip steep to moderately toward the southeast. Dikes are intersected by drilling to a depth of 300 m down dip. Dikes are curvi-planar in aspect. Flat to shallowly dipping sills and inclined sheets are encountered across the Core Property and are tested by drilling over 600 m along strike and 520 m down dip. The vertical thickness of individual sills and inclined sheets range from 1 m to 10 m. A close spaced series of sills and inclined sheets may have cumulative thicknesses greater than 10 m. Spodumene-bearing pegmatites, or a close spaced series of pegmaites, can be traced between drillhole intercepts and surface outcrops for over 1,400 m. Although individual units may pinch out, the deposit is open at depth. The Mineral Resource has a maximum vertical depth of 210 m, beginning at the topography surface. Ninety-five percent of the Mineral Resource is within 150 m of the topography surface.

Spodumene-bearing pegmatites on the Central Property fall within a corridor that extends over a strike length of up to 0.6 km and contains a pair of thicker dikes of 10 m to 20 m true thickness at their core. These major dikes strike northeast and dip steeply to the southeast. Dikes are intersected by drilling to a depth of 225 m down dip. Although individual units may pinch out, the deposit is open at depth. The Central Mineral Resource has a maximum vertical depth of 275 m, beginning at the topography surface. On average, the model extends to 200 m below surface.

Spodumene bearing pegmatites on the Huffstetler Property fall within a corridor that extends over a strike length of up to 0.4 km and form a stacked series of inclined sheets each 2 m to 18 m true thickness. Inclined sheets strike northeast and dip moderately to the northwest. Spodumene bearing pegmatites are intersected by drilling to a depth of 200 m down dip from surface however up-dip extents are limited by the south eastern edge of the permit boundary. Although individual units may pinch out, the deposit is open at depth. The Huffstetler Mineral Resource has a maximum vertical depth of 150 m, beginning at the topography surface.

Predominantly, entire intervals of spodumene-bearing pegmatite are selected for modeling. Occasionally interstitial waste material 1 m to 2 m in thickness may be included to facilitate modeling at a resolution appropriate for available data spacings. No minimum thickness criteria are used for modeling; however, a pegmatite must be present in at least two drillholes to ensure adequate control on model geometry. Generally, spodumene-bearing pegmatite models are sufficient for use as MRE domains.

Estimation and modelling techniques

>       The nature and appropriateness of the estimation technique(s) applied and key assumptions, including treatment of extreme grade values, domaining, interpolation parameters and maximum distance of extrapolation from data points. If a computer assisted estimation method was chosen include a description of computer software and

Samples coded by the modeled pegmatite domain they exploit were composited to 1 m intervals, a length equal to the dominant drill sample interval, and were then evaluated for the presence of extreme grades. Domained samples underwent spatial analysis within the Supervisor™ software which was used to define semi-variogram models for the Li2O grades and develop search ellipsoids and parameters. Core composite samples were grouped by their dominant orientation, as controlled by the structures they exploit, into 16 groups prior to spatial analysis. A four-pass search strategy was employed, with successive searches using more

Criteria	JORC Code explanation	Commentary
> parameters used.

relaxed parameters for selection of input composite data and/or a larger search radius. The Core and Central Mineral Resource was estimated using Ordinary Kriging (OK) into a block model created in Micromine®. The Li2O variable was estimated independently in a univariate sense.

For the Core Property, in addition to Li2O, regularized weight percent grades are modeled for nine minerals: spodumene, quartz, albite, K-spar, muscovite, anorthite, apatite, biotite and diopside, estimated independently in a univariate sense. The spatial variability of mineral grades is sufficiently similar to Li2O grades to allow the use of the same search parameters utilized for the previously released Mineral Resource study announced on 9 September 2019. The consistent estimation approach was selected to ensure block compositional grade proportions honor those of input samples, and that block grade estimates for compositional minerals approximate 100%.

> The availability of check estimates, previous estimates and/or mine production records and whether the Mineral Resource estimate takes appropriate account of such data.

This Core Property Li2O MRE is an update to the MRE for the Core Property reported on June 25, 2019. This Central Property MRE is an update to the MRE for the Central Property reported on April 24, 2019.Estimates of Li2O grades and tonnages show good agreement with previous estimates. At both deposits Tonnages show an incremental increase attributable to drilling completed since the pervious estimates.

This Huffstetler Property Mineral Resource estimate is a maiden resource.

For each property resource estimate interpolations were checked visually, statistically, and using an Inverse Distance Weighted estimate.

> The assumptions made regarding recovery of by-products.

Bench-scale metallurgical testwork undertaken on material from the Core Property at SGS Lakefield announced on May 13, 2013, recovered quartz, feldspar and mica concentrates as by-products to spodumene. These products were recovered at sufficient amounts and qualities to support the estimation of by-product Mineral Resources for the Core Property in addition to spodumene-hosted Li2O.

On the Central and Huffstetler properties, although commonly used industrial minerals such as quartz, feldspar and mica are present within dikes, there is currently insufficient information to make assumptions about the extent and grade of secondary product minerals, such that they could be considered in the current MREs.

> Estimation of deleterious elements or other non-grade variables of economic significance (e.g. sulphur for acid mine drainage characterisation).

Within the resource model, deleterious elements, such as iron are reported to be at acceptably to low levels. Metallurgical testwork demonstrates that deleterious elements will not impede the economic extraction of the modeled spodumene hosted lithium and by-product minerals. No estimates for other elements were generated.

Core Property pegmatites have comparable mineralogical and physical properties to pegmatites at the Central and Huffstetler properties.

> In the case of block model interpolation, the block size in relation to the average sample spacing and the search employed.

Rotated block models aligned to the dominant strike of pegmatites were orientated at 35° for the Core and Huffstetler deposits and at 40° for the Central deposit.

Given the variable orientation and the thickness of the Core and Huffstetler MRE domains, a block size of 6 m(E) x 12 m(N) x 6 m(RL) was selected to honor moderately dipping pegmatites in the across strike dimension, and the shallow dipping pegmatites in the vertical dimension. For the Central Property, a block size of 6 m(E) x 18 m(N) x 18m(RL) was selected to honor steeply dipping pegmatites in the across strike dimension.

Core, Central and Huffstetler parent block dimensions compare to an average drillhole spacing of 40 m within the more densely informed areas, that increases up to an 80 m spacing in less well-informed areas. Blocks were sub-celled to a minimum resolution of 2 m(E) x 4 m(N) x 1 m(RL).

> Any assumptions behind modelling of selective mining units.

Block dimensions are assumed to be appropriate for the mining selectivity achievable via open-pit mining method and likely bench heights. At the neighboring Hallman-Beam mine operating benches of 9 m were mined.

Criteria	JORC Code explanation	Commentary
> Any assumptions about correlation between variables.

For the Core and Central properties, only one metal grade is modeled. Other than lithium analyses, there are insufficient geochemical data to allow a meaningful analysis of correlation between lithium and, for example, tin and tantalum. There is no modelled correlation between pegmatite Li2O grade and density, and the relationship is not considered in the estimate.

> Description of how the geological interpretation was used to control the resource estimates.

Modeled pegmatite dikes host and constrain the mineralization model. Each pegmatite domain was estimated independently with hard boundaries assumed for each separate pegmatite body. The dominant modeled orientation of pegmatite units was used to inform search ellipse parameters, so that in-situ grade trends are reflected in the block model.

> Discussion of basis for using or not using grade cutting or capping.

Domained Li2O grade data was assessed via histogram and log probability plots to identify extreme values based on observed breaks in the continuity of the grade distributions. Samples with extreme grades were visually compared to surrounding data. Most extreme grades are encountered in high-grade portions of modeled dikes and are well constrained by surrounding holes. Where extreme grades were unusually high relative to surrounding samples, they were capped at 2.8%, 3.0% or 3.5% Li2O. At Core, capping affected seven composite samples ranging from 2.95% to 4.30% Li2O. At Central, capping affected one 4.10% Li2O composite sample. At Huffstetler no samples we capped.

> The process of validation, the checking process used, the comparison of model data to drill hole data, and use of reconciliation data if available.

Block model estimates for the Core Property and Central Property resources were validated visually and statistically. Estimated block grades were compared visually in section against the corresponding input data values. Additionally, trend plots of input data and block estimates were compared for swaths generated in each of the three principal geometric orientations (northing, easting and elevation). Statistical validation included a comparison of composite means, and average block model grades, and a validation by Global Change of Support analysis.

Moisture	> Whether the tonnages are estimated on a dry basis or with natural moisture, and the method of determination of the moisture content.	Tonnages are reported on a dry basis.
Cut-off parameters	> The basis of the adopted cut-off grade(s) or quality parameters applied.	The Mineral Resource is reported using a 0.4% Li2O cut-off which approximates cut-off grades used for comparable spodumene-bearing pegmatite deposits exploited by open pit mining.
Mining factors or assumptions

>       Assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential mining methods, but the assumptions made regarding mining methods and parameters when estimating Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the mining assumptions made.

The methods used to design and populate the Core and Central Mineral Resource block models were defined under the assumption that the deposit will be mined via open pit methods, since the depth, geometry and grade of pegmatites at the property make them amenable to exploitation by those methods. Inspection of drill cores and the proximity of open pit mines in similar rock formations indicate that ground conditions are likely suitable for such a mining method.

The Core resource model is constrained by a conceptual pit shell derived from a Whittle optimization using estimated block value and mining parameters appropriate for determining reasonable prospects of economic extraction. These include a maximum pit slope of 50°, appropriate recovery and dilution factors, a mining cost of US$2.25/t, a SC6 concentration cost of US$20/t, a processing cost of US$2,616/t LiOH and a commodity price equivalent to US$ 12,910/t LiOH.

Conceptual shells for Central and Huffstetler resource models, developed using the above parameters, extended to the base of the resource model where the deposit is open, and beyond the modeled strike extent of the resource model where the deposit is open. Accordingly, the entire Central and Huffstetler resource models are considered to have reasonable prospects of eventual economic extraction.

Metallurgical factors or assumptions

>       The basis for assumptions or predictions regarding metallurgical amenability. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential metallurgical methods, but the assumptions regarding metallurgical treatment processes and

The materials targeted for extraction comprise spodumene, quartz, feldspar and mica minerals for which metallurgical processing methods are well established. Based on metallurgical testwork completed by SGS and reported by the company, which indicates:

•      Spodumene concentrate grades exceeding 6.0% Li2O and less than 1.0% Fe2O3

Criteria	JORC Code explanation	Commentary
> parameters made when reporting Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the metallurgical assumptions made.

>       Quartz samples delivered to potential solar glass customers and met customer quality expectations and has characteristics comparable to marketable quartz products.

>       Feldspar concentrate, comprised of albite and K-spar minerals, has characteristics comparable to marketable feldspar products

>       Muscovite mica concentrate has physical properties comparable to marketable muscovite products.

The Competent Person has assumed that metallurgical concerns will not pose any significant impediment to the economic processing and extraction of spodumene from mined pegmatite.

Environmental factors or assumptions

>       Assumptions made regarding possible waste and process residue disposal options. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider the potential environmental impacts of the mining and processing operation. While at this stage the determination of potential environmental impacts, particularly for a greenfields project, may not always be well advanced, the status of early consideration of these potential environmental impacts should be reported. Where these aspects have not been considered this should be reported with an explanation of the environmental assumptions made.

No assumptions have been made regarding waste streams and disposal options; however, the development of local pegmatite deposits within similar rock formations was not impeded by negative environmental impacts associated with their exploitation by open cut mining methods. It is reasonable to assume that in the vicinity project area, there is sufficient space available for the storage of waste products arising from mining.

Bulk density

>       Whether assumed or determined. If assumed, the basis for the assumptions. If determined, the method used, whether wet or dry, the frequency of the measurements, the nature, size and representativeness of the samples.

In situ dry bulk densities for the Core, Central and Huffstetler Mineral Resource were assigned on a lithological basis using representative averages.

At Core average bulk densities for spodumene bearing pegmatite and waste rock were derived from 1,568 determinations on selected drill core from the Property made by Piedmont geologists in the field and 139 by SGS Labs, Lakefield, Ontario.

At Central average bulk densities for spodumene bearing pegmatite and waste rock were derived from 197 determinations made by Piedmont geologists in the field on selected drill core from the Property. Density of weathered spodumene bearing pegmatite is taken from available data at Core property as of January 8, 2021.

At Huffstetler average bulk densities for fresh spodumene bearing pegmatite and waste rock were derived from 55 determinations made by Piedmont geologists in the field on selected drill core from the Property. Density of weathered spodumene bearing pegmatite and waste rock is taken from available data at Core property as of February 15, 2021.

Both Piedmont and SGS used the displacement method. Core fragments are typically 6 to 10 cm in length and 90 to 120 cm3 in volume. The Competent Person considers the values chosen to be suitably representative.

>       The bulk density for bulk material must have been measured by methods that adequately account for void spaces (vughs, porosity, etc.), moisture and differences between rock and alteration zones within the deposit.

Bulk density determinations are made on waste rock, saprolite and overburden. Moisture content of porous rock is determined from the change in mass after samples are dried.  Void spaces were adequately accounted for by coating samples in cling film.

> Discuss assumptions for bulk density estimates used in the evaluation process of the different materials.

For the Core Property, simple averages were generated for fresh pegmatite (2.71 t/m3), pegmatite saprolite (1.83 t/m3), overburden waste (1.31 t/m3), saprolite waste rock (1.32 t/m3) and amphibolite/metasedimentary country rock (2.88 t/m3).

For the Central Property, simple averages were generated for fresh pegmatite (2.84 t/m3), pegmatite saprolite (1.86 t/m3), overburden waste rock (1.23 t/m3), saprolite waste rock (1.36 t/m3) and country rock (2.95 t/m3).

Criteria	JORC Code explanation	Commentary
>

For the Huffstetler Property, simple averages were generated for fresh pegmatite (2.70 t/m3), pegmatite saprolite (1.86 t/m3), overburden waste rock (1.30 t/m3), saprolite waste rock (1.36 t/m3) and country rock (2.84t/m3).

Classification	> The basis for the classification of the Mineral Resources into varying confidence categories.

Mineral Resources at the Core and Central and properties have been classified as Indicated and Inferred on a qualitative basis; taking into consideration numerous factors such as: the validity and robustness of input data and the estimator’s judgment with respect to the proximity of resource blocks to sample locations and confidence with respect to the geological continuity of the pegmatite interpretations and grade estimates. All blocks captured in pegmatite dike interpretation wireframes below the topography surface are classified as Inferred. Indicated classification boundaries were generated that define a region of blocks that are informed by at least two drillholes and eight samples within a range of approximately 25 m to the nearest drillhole in the along strike or strike and downdip directions. No Measured category resources are estimated.

>       Whether appropriate account has been taken of all relevant factors (i.e. relative confidence in tonnage/grade estimations, reliability of input data, confidence in continuity of geology and metal values, quality, quantity and distribution of the data).

The classification reflects areas of lower and higher geological confidence in mineralized lithological domain continuity based on the intersecting drill sample data numbers, spacing and orientation. Overall mineralization trends are reasonably consistent within the various lithology types over numerous drill sections.

	> Whether the result appropriately reflects the Competent Person’s view of the deposit	The Core, Huffstetler and Central Property MREs appropriately reflect the Competent Person’s views of the deposit.
Audits or reviews	> The results of any audits or reviews of Mineral Resource estimates.	The current model has not been audited by an independent third party.
Discussion of relative accuracy/ confidence

>       Where appropriate a statement of the relative accuracy and confidence level in the Mineral Resource estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the resource within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors that could affect the relative accuracy and confidence of the estimate.

The accuracy of Mineral Resources for the Core, Central Huffstetler properties is communicated through the classification assigned to the deposit. The MRE has been classified in accordance with the JORC Code (2012 Edition) using a qualitative approach. All factors that have been considered have been adequately communicated in Section 1 and Section 2 of this Table.

>       The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used.

Mineral Resource statements for the Core, Central and Huffstetler properties relate to a global estimate of in-situ mineralized rock tonnes, Li2O% grade, estimated Li2O tonnage and estimated lithium carbonate equivalent tonnage.

	> These statements of relative accuracy and confidence of the estimate should be compared with production data, where available.	There is no recorded production data for the Piedmont properties.